Exhibit 99.1

Xiao-I Corporation Announces ADS Ratio Change with Marketplace Effective Date on September 8, 2026

SHANGHAI, September 3, 2026 /PRNewswire/ -- Xiao-I Corporation (Nasdaq: AIXI) (the “Company”) today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares from one (1) ADS representing sixty (60) ordinary shares to one (1) ADS representing four hundred and twenty (420) ordinary shares. For the Company’s ADS holders, the change in the ADS ratio will have the same effect as a one-for-seven reverse ADS split.

The Company’s ADSs are expected to begin trading on The Nasdaq Stock Market on a post-reverse ADS split basis under the same ticker symbol, “AIXI,” effective at the open of business on September 8, 2026 (the “Effective Date”). The new CUSIP number for the Company’s ADSs following the reverse ADS split is expected to be 98423X407.

The ordinary shares of the Company will not be affected by the change in the ADS ratio. No ordinary shares will be issued or canceled in connection with the change in the ADS ratio, and holders of the Company’s ordinary shares will be unaffected by the new ADS ratio.

The exchange of every seven (7) then-held ADSs for one (1) new ADS will occur automatically on the Effective Date, with the then-held ADSs being canceled and new ADSs being issued by Citibank, N.A., as depositary. No action is required by ADS holders to effect the exchange.

Fractional new ADSs will not be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary, and the net cash proceeds from the sale, after deduction of applicable fees, taxes and expenses, will be distributed to the applicable ADS holders in accordance with the terms of the deposit agreement.

 About Xiao-I Corporation

Xiao-I Corporation is a leading cognitive intelligence enterprise in China that offers a diverse range of business solutions and services in artificial intelligence, covering natural language processing, voice and image recognition, machine learning, and affective computing. Since its inception in 2001, the Company has developed an extensive portfolio of cognitive intelligence technologies that are highly suitable and have been applied to a wide variety of business cases. Xiao-I powers its cognitive intelligence products and services with its cutting-edge, proprietary AI technologies to enable and promote industrial digitization, intelligent upgrading, and transformation. For more information, please visit: www.xiaoi.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, its future business development, financial condition, and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F, as amended by Amendment No. 1 on Form 20-F/A filed with the SEC on May 22, 2026, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Ms. Berry Xia

Email: ir@xiaoi.com